                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*



                            KRUG INTERNATIONAL CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    501067102
                    ----------------------------------------
                                 (CUSIP Number)


                         Ronald J. Vannuki
                         100 Wilshire Blvd., 15th Floor
                         Santa Monica, CA 90401
                         (310) 917-6600
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  July 19, 1996
                    ----------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.


Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 501067102                                       Page  2  of  30  Pages
          ---------                                            ---    ----


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

          Fortuna Investment Partners, L.P.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group                                (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
          WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
          California
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                              0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                        116,475
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                              0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                        116,475
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
          116,475
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*    / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
          2.2%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
          PN
-------------------------------------------------------------------------------


                    *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

CUSIP No. 501067102                                       Page  3  of  30  Pages
          ---------                                            ---    ----


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

          Fortuna Capital Management, Inc.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group                                (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
          N/A
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
          California
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                              0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                        116,475
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                              0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                        116,475
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
          116,475
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*    / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
          2.2%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
          CO
-------------------------------------------------------------------------------


                    *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

CUSIP No. 501067102                                       Page  4  of  30  Pages
          ---------                                            ---    ----


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

          Ronald J. Vannuki
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group                                (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
          N/A
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
          USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                              0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                        116,475
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                              0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                        116,475
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
          116,475
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*    / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
          2.2%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
          IN
-------------------------------------------------------------------------------


                    *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

CUSIP No. 501067102                                       Page  5  of  30  Pages
          ---------                                            ---    ----


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

          Richard Fechtor
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group                                (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
          PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
          USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                              0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                        169,169
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                              0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                        169,169
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
          169,169
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*    / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
          3.3%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
          IN
-------------------------------------------------------------------------------

CUSIP No. 501067102                                       Page  6  of  30  Pages
          ---------                                            ---    ----


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

          Fortuna Advisors, Inc.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group                                (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
          N/A
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
          California
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                              0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                              0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                              0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                        106,280
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
          106,280
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*    / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
          2.1%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
          CO
-------------------------------------------------------------------------------

CUSIP No. 501067102                                       Page  7  of  30  Pages
          ---------                                            ---    ----


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

          Karen B. Brenner
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group                                (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
          PF (with respect to shares over which Ms. Brenner has sole dispositive power);
          N/A (with respect to all other shares in which Ms. Brenner has a beneficial interest.)
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
          USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                          5,620
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                              0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                          5,620
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                        106,280
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
          111,900
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*    / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
          2.2%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
          IN
-------------------------------------------------------------------------------

CUSIP No. 501067102                                       Page  8  of  30  Pages
          ---------                                            ---    ----


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

          CareVest Capital, LLC
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group                                (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
          WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
          Georgia
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                              0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                         52,800
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                              0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                         52,800
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
          52,800
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*    / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
          1.0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
          OO
-------------------------------------------------------------------------------

CUSIP No. 501067102                                       Page  9  of  30  Pages
          ---------                                            ---    ----


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

          Robert M. Thornton, Jr.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group                                (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
          PF (with respect to shares over which Mr. Thornton, Jr. has sole voting and dispositive power);
          N/A (with respect to all other shares in which Mr. Thornton, Jr. has a beneficial interest.)
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
          USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                          5,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                         52,800
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                          5,000
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                         52,800
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
          57,800
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*    / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
          1.1%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
          IN
-------------------------------------------------------------------------------

CUSIP No. 501067102                                      Page  10  of  30  Pages
          ---------                                           ----    ----


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

          Fortuna Acquisition Partners, L.P.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group                                (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
          WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
          California
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                              0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                      1,918,696
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                              0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                      1,527,244
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
          1,918,696
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*    / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
          35.2%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
          PN
-------------------------------------------------------------------------------

CUSIP No. 501067102                                      Page  11  of  30  Pages
          ---------                                           ----    ----


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

          FC Partners, L.P.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group                                (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
          N/A
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
          California
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                              0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                      1,918,696
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                              0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                      1,527,244
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
          1,918,696
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*    / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
          35.2%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
          PN
-------------------------------------------------------------------------------

CUSIP No. 501067102                                      Page  12  of  30  Pages
          ---------                                           ----    ----


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

          Fortuna Acquisition Corp.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group                                (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
          N/A
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
          Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                              0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                      1,918,696
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                              0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                      1,527,244
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
          1,918,696
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*    / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
          35.2%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
          CO
-------------------------------------------------------------------------------

CUSIP No. 501067102                                      Page  13  of  30  Pages
          ---------                                           ----    ----


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

          Strome - Susskind HedgeCap Fund, L.P.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group                                (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
          WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
          Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                              0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                              0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                              0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                        293,589
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
          293,589
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*    / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
          5.6%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
          PN
-------------------------------------------------------------------------------

CUSIP No. 501067102                                      Page  14  of  30  Pages
          ---------                                           ----    ----


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

          Strome HedgeCap, Limited
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group                                (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
          WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
          Caymen Islands
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                              0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                              0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                              0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                         97,863
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
          97,863
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*    / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
          1.9%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
          CO
-------------------------------------------------------------------------------

CUSIP No. 501067102                                      Page  15  of  30  Pages
          ---------                                           ----    ----


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

          Strome Susskind Investment Management, L.P.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group                                (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
          N/A
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
          Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                              0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                              0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                              0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                        391,452
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
          391,452
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*    / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
          7.5%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
          PN
-------------------------------------------------------------------------------

CUSIP No. 501067102                                      Page  16  of  30  Pages
          ---------                                           ----    ----


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

          SSCO, Inc.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group                                (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
          N/A
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
          Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                              0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                              0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                              0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                        391,452
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
          391,452
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*    / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
          7.5%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
          CO
-------------------------------------------------------------------------------

CUSIP No. 501067102                                      Page  17  of  30  Pages
          ---------                                           ----    ----


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

          Mark E. Strome
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group                                (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
          N/A
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
          USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                              0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                              0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                              0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                        391,452
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
          391,452
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*    / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
          7.5%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
          IN
-------------------------------------------------------------------------------

CUSIP No. 501067102          SCHEDULE 13D                Page  18  of  30  Pages
          ---------                                           ----    ----


Item 1.   SECURITY AND ISSUER.

          This filing relates to the Common Stock, without par value (the "Stock"), of KRUG International Corp. (the "Company"). The Stock trades on the NASDAQ maintained by the National Association of Securities Dealers. The Company's principal executive offices are located at 1290 Hercules Drive, Suite 120, Houston, Texas 77058; the Company's telephone number at that location is
(281) 212-1233. The number of issued and outstanding shares of Stock as set forth in the Company's 10Q for the period ended June 30, 1996 is 5,151,206.


Item 2.   IDENTITY AND BACKGROUND.

          (a) This statement is filed by (i) Fortuna Investment Partners, L.P., a California limited partnership ("Fortuna Investment Partners") with respect to shares of Stock held or beneficially owned by the partnership; (ii) Fortuna Capital Management, Inc. ("Fortuna Capital Management") as general partner and discretionary investment adviser of Fortuna Investment Partners; (iii) Ronald J. Vannuki as sole shareholder and president of Fortuna Capital Management;
(iv) Richard Fechtor with respect to shares of Stock held or beneficially owned by him; (v) Fortuna Advisors, Inc. ("Fortuna Advisors") as discretionary investment adviser with respect to shares of Stock held or beneficially owned by its advisory clients; (vi) Karen B. Brenner with respect to shares of Stock held or beneficially owned by her and as sole shareholder and president of Fortuna Advisors; (vii) CareVest Capital, LLC ("CareVest") with respect to shares of Stock held or beneficially owned by the company; (viii) Robert M. Thornton, Jr. with respect to shares of Stock held or beneficially owned by him and as controlling member of CareVest; (ix) Fortuna Acquisition Partners, L.P. ("Fortuna Acquisition Partners") with respect to shares of Stock held or beneficially owned by the partnership; (x) FC Partners, L.P. ("FC Partners") as general partner of Fortuna Acquisition Partners; (xi) Fortuna Acquisition Corp. as general partner of FC Partners; (xii) Strome-Susskind HedgeCap Fund, L.P. ("SS HedgeCap") with respect to shares of Stock held or beneficially owned by the partnership; (xiii) Strome HedgeCap, Limited ("HedgeCap Ltd.") with respect to shares of Stock held or beneficially owned by the corporation; (xiv) Strome Susskind Investment Management, L.P. ("SSIM") as general partner and discretionary investment adviser of SS HedgeCap, and as discretionary investment adviser of HedgeCap Ltd.; (xv) SSCO, Inc. as general partner of SSIM; and
(xvi) Mark E. Strome as a Settler and Trustee of The Strome Family Trust, dated 12/9/93, the controlling shareholder of SSCO, Inc. The foregoing persons hereinafter sometimes are referred to collectively as the "Reporting Persons."

CUSIP No. 501067102          SCHEDULE 13D                Page  19  of  30  Pages
          ---------                                           ----    ----

          (b) The principal business address of (i) Fortuna Investment Partners; (ii) Fortuna Capital Management; (iii) Ronald J. Vannuki; (iv) Fortuna Acquisition Partners; (v) FC Partners; (vi) Fortuna Acquisition Corp.; (vii) SS HedgeCap; (viii) SSIM; (ix) SSCO, Inc.; and (xi) Mark E. Strome is 100 Wilshire Boulevard, Fifteenth Floor, Santa Monica, California 90401. The principal business address of HedgeCap Ltd. is c/o Fund Services (Caymen Islands) Ltd., Grand Caymen, Caymen Islands. The principal business address of (i) Fortuna Advisors and (ii) Karen B. Brenner is 1300 Bristol Street North, Suite 230, Newport Beach, California 92660. The principal business address of Richard Fechtor is 155 Federal Street, Boston, Massachusetts 02110. The principal business address of (i) CareVest and (ii) Robert M. Thornton, Jr. is 1090 Northchase Parkway, Suite 200 South, Marietta, Georgia 30067-6402.

          (c) The business of (i) Fortuna Investment Partners is that of a private investment partnership engaging in the purchase and sale of securities for investment for its own account; (ii) Fortuna Capital Management is to serve as the general partner of Fortuna Investment Partners; and (iii) Ronald J. Vannuki is to serve as president of Fortuna Capital Management and as a registered representative with Strome Susskind Securities, L.P., a securities brokerage firm.

          The business of Richard Fechtor is a registered representative and director of Fechtor, Detwiler & Co., a securities brokerage firm.

          The business of (i) Fortuna Advisors is the provision of discretionary investment management services to clients and (ii) Karen B. Brenner is to serve as president of Fortuna Advisors.

          The business of (i) CareVest is that of a private investment company engaging in the purchase and sale of securities for investment for its own account and to provide management services, and (ii) Robert M. Thornton, Jr. is to serve as president and CEO of CareVest.

          The business of (i) Fortuna Acquisition Partners is that of a private investment partnership engaging in the purchase and sale of securities for investment for its own account; (ii) FC Partners is to serve as the general partner of Fortuna Acquisition Partners; (iii) Fortuna Acquisition Corp. is to serve as the general partner of FC Partners.

          The business of (i) SS HedgeCap is that of a private investment partnership concentrating upon countercyclical and non-conventional investments;
(ii) HedgeCap, Ltd. is the provision of countercyclical and non-conventional investments to offshore,

CUSIP No. 501067102          SCHEDULE 13D                Page  20  of  30  Pages
          ---------                                           ----    ----


non-United States, entities and investors; (iii) SSIM is the provision of discretionary investment management services to institutional clients;
(iv) SSCO, Inc. is to serve as the general partner of SSIM; and (v) Mark E. Strome is the provision of discretionary investment management services through SSIM.

          (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

          (f)(i) Fortuna Investment Partners is a California limited partnership; (ii) Fortuna Capital Management is a California corporation; (iii) Ronald J. Vannuki is a United States citizen; (iv) Richard Fechtor is a United States citizen; (v) Fortuna Advisors is a California corporation; (vi) Karen B. Brenner is a United States citizen; (vii) CareVest is a Georgia limited liability company; (viii) Robert M. Thornton, Jr. is a United States citizen;
(ix) Fortuna Acquisition Partners is a California limited partnership; (x) FC Partners is a California limited partnership; (xi) Fortuna Acquisition Corp. is a Delaware corporation; (xii) SS HedgeCap is a Delaware limited partnership;
(xiii) HedgeCap Ltd. is a Caymen Islands Corporation; (xiv) SSIM is a Delaware limited partnership; (xv) SSCO is a Delaware corporation; and (xvi) Mark E. Strome is a United States citizen.


Item 3.   SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION


          The net investment cost (including commissions, if any) of the shares of Stock beneficially owned by Fortuna Investment Partners is $203,642. The source of funds for this consideration was working capital.

          The net investment cost (including commissions if any) of the shares of Stock beneficially owned by Richard Fechtor is $591,807. The source of funds for this consideration was personal funds.

CUSIP No. 501067102          SCHEDULE 13D                Page  21  of  30  Pages
          ---------                                           ----    ----


          The net investment cost (including commissions if any) of the shares of Stock beneficially owned by Fortuna Advisors is $368,380. The source of funds for this consideration was client's personal funds.

          The net investment cost (including commissions if any) of the shares of Stock beneficially owned by Karen B. Brenner is $17,192. The source of funds for this consideration was personal funds.

          The net investment cost (including commissions if any) of the shares of Stock beneficially owned by CareVest is $115,347.81. The source of funds for this consideration was working capital.

          The net investment cost (including commissions if any) of the shares of Stock beneficially owned by Robert M. Thornton, Jr. is $20,489.81. The source of funds for this consideration was personal funds.

          The net investment cost (including commissions if any) of the shares of Stock beneficially owned by Fortuna Acquisition Partners is $8,898,039.67. The source of funds for this consideration was working capital.

          The net investment cost (including commissions if any) of the shares of Stock beneficially owned by SS HedgeCap is $1,349,700. The source of funds for this consideration was working capital.

          The net investment cost (including commissions if any) of the shares of Stock beneficially owned by HedgeCap Ltd. is $449,900. The source of funds for this consideration was working capital.


Item 4.   PURPOSE OF THE TRANSACTION

          The purpose of the acquisition of the shares by the Reporting Persons is to participate in the active management of the Company and to gain representation on the Company's Board of Directors. Each Reporting Person may make further purchases of shares of Stock from time to time and may dispose of any or all of the shares of Stock held by it at any time.

CUSIP No. 501067102          SCHEDULE 13D                Page  22  of  30  Pages
          ---------                                           ----    ----


Item 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a)  As of the date hereof:

               (i) Fortuna Investment Partners beneficially owns 116,475 shares of Stock which includes 74,475 warrants to purchase shares of Stock. Fortuna Investment Partners is the beneficial owner of 2.2% of the Stock.

               (ii) Fortuna Capital Management, as general partner and discretionary investment adviser to Fortuna Investment Partners, beneficially owns 116,475 shares of Stock, which includes 74,475 warrants to purchase shares of Stock. Fortuna Capital Management is the beneficial owner of 2.2% of the Stock.

               (iii) Ronald J. Vannuki, as sole shareholder and president of Fortuna Capital Management, beneficially owns 116,475 shares of Stock, which includes 74,475 warrants to purchase shares of Stock. Mr. Vannuki is the beneficial owner of 2.2% of the Stock.

               (iv) Richard Fechtor beneficially owns 169,169 shares of Stock. Mr. Fechtor is the beneficial owner of 3.3% of the Stock.

               (v) Fortuna Advisors, as discretionary investment adviser to clients whose accounts hold the Stock, beneficially owns 106,280 shares of Stock, which includes 8,550 warrants to purchase shares of Stock. Fortuna Advisors is the beneficial owner of 2.1% of the Stock.

               (vi) Karen B. Brenner, as sole shareholder of Fortuna Advisors and as a direct owner of shares of Stock, beneficially owns 111,900 shares of Stock, which includes 8,550 warrants to purchase shares of Stock. Ms. Brenner is the beneficial owner of 2.2% of the Stock.

               (vii) CareVest beneficially owns 52,800 shares of Stock, which includes 23,000 warrants to purchase shares of Stock. CareVest is the beneficial owner of 1.0% of the Stock.

               (viii) Robert M. Thornton, Jr., as controlling member of CareVest and as a direct owner of shares of Stock, beneficially owns 57,800 shares of Stock, which includes 23,000 warrants to purchase shares of Stock. Mr. Thornton, Jr. is the beneficial owner of 1.1% of the Stock.

CUSIP No. 501067102          SCHEDULE 13D                Page  23  of  30  Pages
          ---------                                           ----    ----


                (ix) Fortuna Acquisition Partners beneficially owns 1,918,696 shares of Stock, which includes 293,589 shares beneficially owned by SS HedgeCap and 97,863 shares beneficially owned by HedgeCap Ltd. by virtue of a Proxy Agreement which establishes an irrevocable proxy in favor of Fortuna Acquisition Corp., subject to certain conditions. This beneficial ownership also includes 232,470 warrants to purchase Stock, and beneficial ownership of 48,189 warrants held by SS HedgeCap and 16,063 warrants held by HedgeCap Ltd. by virtue of the above-referenced Proxy Agreement. Fortuna Acquisition Partners is the beneficial owner of 35.2% of the Stock.

               (x) FC Partners, as general partner of Fortuna Acquisition Partners, beneficially owns 1,918,696 shares of Stock, which includes 296,722 warrants to purchase shares of Stock. FC Partners is the beneficial owner of 35.2% of the Stock.

                (xi) Fortuna Acquisition Corp., as general partner of FC Partners, beneficially owns 1,918,696 shares of Stock, which includes 296,722 warrants to purchase shares of Stock. Fortuna Acquisition Corp is the beneficial owner of 35.2% of the Stock.

               (xii) SS HedgeCap beneficially owns 293,589 shares of Stock, which includes 48,189 warrants to purchase shares of Stock. SS HedgeCap is the beneficial owner of 5.6% of the Stock.

              (xiii) HedgeCap Ltd. beneficially owns 97,863 shares of the Stock, which includes 16,063 warrants to purchase shares of the Stock. HedgeCap Ltd. is the beneficial owner of 1.9% of the Stock.

               (xiv) SSIM, (y) as discretionary investment adviser to and general partner of SS HedgeCap and (z) discretionary investment adviser to HedgeCap Ltd., beneficially owns 391,452 shares of Stock, which includes 64,252 warrants to purchase shares of Stock. SSIM is the beneficial owner of 7.5% of the Stock.

                (xv) SSCO, Inc., as general partner of SSIM, beneficially owns 391,452 shares of the Stock, which includes 64,252 warrants to purchase shares of Stock. SSCO, Inc. is the beneficial owner of 7.5% of the Stock.

               (xvi) Mark E. Strome, as a Settler and Trustee of The Strome Family Trust dated 12/9/93, which trust is the controlling shareholder of SSCO, Inc., beneficially owns 391,452 shares of the Stock, which includes 64,252 warrants to purchase shares of Stock. Mr. Strome is the beneficial owner of 7.5% of the Stock.

CUSIP No. 501067102          SCHEDULE 13D                Page  24  of  30  Pages
          ---------                                           ----    ----

               The Reporting Persons in the aggregate may be deemed to own an aggregate of 42.7% of the Stock.

          (b)


                                                                           -----------------------------------------------------
                                                                             Power to Vote               Power to Dispose
                     --------------------------------------------------------------------------------------------------------------
                              No. of Shares            Percentage
                           Beneficially Owned           of Class          Sole          Shared          Sole          Shared
--------------------------------------------------------------------------------------------------------------------------------
 Fortuna Investment
 Partners                        116,475                   2.2%             0           116,475           0           116,475
--------------------------------------------------------------------------------------------------------------------------------
 Fortuna Capital
 Management                      116,475                   2.2%             0           116,475           0           116,475
--------------------------------------------------------------------------------------------------------------------------------
 Ronald J. Vannuki               116,475                   2.2%             0           116,475           0           116,475
--------------------------------------------------------------------------------------------------------------------------------
 Richard Fechtor                 169,169                   3.3%             0           169,169           0           169,169
--------------------------------------------------------------------------------------------------------------------------------
 Fortuna Advisors                106,280                   2.1%             0                 0           0           106,280
--------------------------------------------------------------------------------------------------------------------------------
 Karen B. Brenner                111,900                   2.2%         5,620                 0       5,620           106,280
--------------------------------------------------------------------------------------------------------------------------------
 CareVest                         52,800                   1.0%             0            52,800           0            52,800
--------------------------------------------------------------------------------------------------------------------------------
 Robert M. Thornton, Jr.          57,800                   1.1%         5,000            52,800       5,000            52,800
--------------------------------------------------------------------------------------------------------------------------------
 Fortuna Acquisition
 Partners                      1,918,696                  35.2%             0         1,918,696           0         1,527,244
--------------------------------------------------------------------------------------------------------------------------------
 FC Partners                   1,918,696                  35.2%             0         1,918,696           0         1,527,244
--------------------------------------------------------------------------------------------------------------------------------
 Fortuna Acquisition
 Corp.                         1,918,696                  35.2%             0         1,918,696           0         1,527,244
--------------------------------------------------------------------------------------------------------------------------------
 SS HedgeCap                     293,589                   5.6%             0                 0           0           293,589
--------------------------------------------------------------------------------------------------------------------------------
 HedgeCap Ltd.                    97,863                   1.9%             0                 0           0            97,863
--------------------------------------------------------------------------------------------------------------------------------
 SSIM                            391,452                   7.5%             0                 0           0           391,452
--------------------------------------------------------------------------------------------------------------------------------
 SSCO, Inc.                      391,452                   7.5%             0                 0           0           391,452
--------------------------------------------------------------------------------------------------------------------------------
 Mark E. Strome                  391,452                   7.5%             0                 0           0           391,452
--------------------------------------------------------------------------------------------------------------------------------

CUSIP No. 501067102          SCHEDULE 13D                Page  25  of  30  Pages
          ---------                                           ----    ----

          (c) The trading dates, number of shares purchased or sold and price per share for all transactions by the Reporting Persons since May 20, 1996 are set forth on Schedule A hereto. All such transactions were open market transactions and were effected on the NASDAQ. No other transactions were effected by the Reporting Persons during such period.

          (d) No person other than each respective owner referred to herein of Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such Stock.

          (e)  Not applicable.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Fortuna Acquisition Partners, FC Partners, Fortuna Acquisition Corp., SS HedgeCap, HedgeCap Ltd., SSIM, SSCO, Inc., and Mark E. Strome have entered into a Proxy Agreement, essentially in the form of Exhibit 1 previously filed, which appointed Fortuna Acquisition Corp., the general partner of the general partner of Fortuna Acquisition Partners, as irrevocable Proxy for the shares of Stock owned by SS HedgeCap and HedgeCap Ltd., subject to certain conditions therein set forth. The agreement also provides for the payment to Fortuna Acquisition Corp. of a finder's fee equal to 10% of all gains, if any, realized by the other two parties that are attributable to the Stock and warrants.


Item 7.   MATTER TO BE FILED AS EXHIBITS

          No new exhibits. Exhibits previously filed by the Reporting Persons are incorporated herein by this reference.

CUSIP No. 501067102          SCHEDULE 13D                Page  26  of  30  Pages
          ---------                                           ----    ----

SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  October 18, 1996


FORTUNA INVESTMENT PARTNERS, L.P.

By:  Fortuna Capital Management, Inc.,
     its General Partner


     By:   /s/ RONALD J. VANNUKI
          ------------------------------
          Ronald J. Vannuki, President

FORTUNA CAPITAL MANAGEMENT, INC.


     By:   /s/ RONALD J. VANNUKI
          ------------------------------
          Ronald J. Vannuki, President


 /s/ RONALD J. VANNUKI
------------------------------
Ronald J. Vannuki
Individual


 /s/ RICHARD FECHTOR
------------------------------
Richard Fechtor
Individual

CUSIP No. 501067102          SCHEDULE 13D                Page  27  of  30  Pages
          ---------                                           ----    ----

FORTUNA ADVISORS, INC.


     By:   /s/ KAREN B. BRENNER
          ------------------------------
          Karen B. Brenner, President


 /s/ KAREN B. BRENNER
------------------------------
Karen B. Brenner
Individual


CAREVEST CAPITAL, LLC.


     By:   /s/ ROBERT M. THORNTON, JR.
          -----------------------------------
          Robert M. Thornton, Jr., Manager


 /s/ ROBERT M. THORNTON, JR.
------------------------------
Robert M. Thornton, Jr.
Individual


FORTUNA ACQUISITION PARTNERS, L.P.

By:  FC Partners, L.P.,
     its General Partner

     By:  Fortuna Acquisition Corp.,
          its General Partner


          By:  /s/ RONALD J. VANNUKI
               -------------------------------
               Ronald J. Vannuki, Chairman and
               Chief Executive Officer

CUSIP No. 501067102          SCHEDULE 13D                Page  28  of  30  Pages
          ---------                                           ----    ----

FC PARTNERS, L.P.

By:  Fortuna Acquisition Corp.,
     its General Partner


     By:   /s/ RONALD J. VANNUKI
          -------------------------------
          Ronald J. Vannuki, Chairman and
          Chief Executive Officer


FORTUNA ACQUISITION CORP.

     By:   /s/ RONALD J. VANNUKI
          -------------------------------
          Ronald J. Vannuki, Chairman and
          Chief Executive Officer

CUSIP No. 501067102          SCHEDULE 13D                Page  29  of  30  Pages
          ---------                                           ----    ----


STROME-SUSSKIND HEDGECAP FUND, L.P.

By:  Strome Susskind Investment
     Management, L.P.,
     its General Partner

     By:  SSCO, Inc.,
          its General Partner


          By:  /s/ JEFFREY LAMBERT
               --------------------------------
               Jeffrey Lambert, Chief Financial
               Officer


STROME HEDGECAP, LTD.

By:  Strome Susskind Investment
     Management, L.P.,
     its Investment Manager


     By:  SSCO, Inc.,
          its General Partner


          By:  /s/ JEFFREY LAMBERT
               ------------------------------
               Jeffrey Lambert, Chief Financial
               Officer


STROME SUSSKIND INVESTMENT
MANAGEMENT, L.P.

By:  SSCO, Inc.,
     its General Partner


     By:   /s/ JEFFREY LAMBERT
          --------------------------------
          Jeffrey Lambert, Chief Financial
          Officer

CUSIP No. 501067102          SCHEDULE 13D                Page  30  of  30  Pages
          ---------                                           ----    ----

SSCO, INC.


     By:   /s/ JEFFREY LAMBERT
          --------------------------------
          Jeffrey Lambert, Chief Financial
          Officer


 /s/ JEFFREY LAMBERT
------------------------------
Mark E. Strome
Individual

                                   SCHEDULE A

                         Transactions Since May 20, 1996


---------------------------------------------------------------------------------------------------------
                                                                                       Broker Effective
             Party                    Date       Bought (Sold)      Price Per Share       Transaction
---------------------------------------------------------------------------------------------------------
  Fortuna Investment Partners       06/26/96         5,000               $5.31           Bear Stearns
---------------------------------------------------------------------------------------------------------
  Fortuna Investment Partners       07/19/96       (50,000)              $4.76           Bear Stearns
---------------------------------------------------------------------------------------------------------
  Fortuna Investment Partners       07/24/96       (11,999)              $4.95           Bear Stearns
---------------------------------------------------------------------------------------------------------
       Fortuna Advisors             07/26/96        17,000               $4.88           Bear Stearns
---------------------------------------------------------------------------------------------------------
  Fortuna Investment Partners       07/26/96       (19,999)              $4.83           Bear Stearns
---------------------------------------------------------------------------------------------------------
  Fortuna Investment Partners       07/26/96       (173,548)             $4.56           Bear Stearns

---------------------------------------------------------------------------------------------------------
  Fortuna Investment Partners       07/26/96        (3,869)              $4.82           Bear Stearns
---------------------------------------------------------------------------------------------------------

                                    EXHIBIT A

               JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(f)(1)

          This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934 (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer" the Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or
Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated October 18, 1996


FORTUNA INVESTMENT PARTNERS, L.P.

By:  Fortuna Capital Management, Inc.,
     its General Partner


     By:   /s/ RONALD J. VANNUKI
          ------------------------------
          Ronald J. Vannuki, President


FORTUNA CAPITAL MANAGEMENT, INC.


     By:   /s/ RONALD J. VANNUKI
          ------------------------------
          Ronald J. Vannuki, President


 /s/ RONALD J. VANNUKI
------------------------------
Ronald J. Vannuki
Individual


 /s/ RICHARD FECHTOR
------------------------------
Richard Fechtor
Individual

FORTUNA ADVISORS, INC.


     By:   /s/ KAREN B. BRENNER
          ------------------------------
          Karen B. Brenner, President


 /s/ KAREN B. BRENNER
------------------------------
Karen B. Brenner
Individual


CAREVEST CAPITAL, LLC.


     By:   /s/ ROBERT M. THORNTON, JR.
          --------------------------------
          Robert M. Thornton, Jr., Manager


 /s/ ROBERT M. THORNTON, JR.
------------------------------
Robert M. Thornton, Jr.
Individual


FORTUNA ACQUISITION PARTNERS, L.P.

By:  FC Partners, L.P.,
     its General Partner

     By:  Fortuna Acquisition Corp.,
          its General Partner


          By:  /s/ RONALD J. VANNUKI
               -------------------------------
               Ronald J. Vannuki, Chairman and
               Chief Executive Officer

FC PARTNERS, L.P.

By:  Fortuna Acquisition Corp.,
     its General Partner


     By:   /s/ RONALD J. VANNUKI
          -------------------------------
          Ronald J. Vannuki, Chairman and
          Chief Executive Officer


FORTUNA ACQUISITION CORP.

     By:   /s/ RONALD J. VANNUKI
          -------------------------------
          Ronald J. Vannuki, Chairman and
          Chief Executive Officer

STROME-SUSSKIND HEDGECAP FUND, L.P.

By:  Strome Susskind Investment
     Management, L.P.,
     its General Partner

     By:  SSCO, Inc.,
          its General Partner


          By:  /s/ JEFFREY LAMBERT
               --------------------------------
               Jeffrey Lambert, Chief Financial
               Officer


STROME HEDGECAP, LTD.

By:  Strome Susskind Investment
     Management, L.P.,
     its Investment Manager

     By:  SSCO, Inc.,
          its General Partner


          By:  /s/ JEFFREY LAMBERT
               ------------------------------
               Jeffrey Lambert, Chief Financial
               Officer

STROME SUSSKIND INVESTMENT
MANAGEMENT, L.P.

By:  SSCO, Inc.,
     its General Partner


     By:   /s/ JEFFREY LAMBERT
          --------------------------------
          Jeffrey Lambert, Chief Financial
          Officer

SSCO, INC.


     By:   /s/ JEFFREY LAMBERT
          --------------------------------
          Jeffrey Lambert, Chief Financial
          Officer


 /s/ JEFFREY LAMBERT
------------------------------
Mark E. Strome
Individual